Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

24007804

1. Check appropriate regulatory agency (ARA):
   - A. ☒ Comptroller of the Currency
   - B. ☐ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution: Bank of America, N.A.

B. Address of principal office of financial institution:

Address: 100 N Tryon Street
City: Charlotte State: NC Zip Code: 28202

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

Address:
City: State: Zip Code:

D. Mailing address if different from (B) or (C):

Address: 9000 Southside Blvd, Bldg 600, Mail Code FL9-600-02-63
City: Jacksonville State: FL Zip Code: 32256

E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code I Phone Number
Johnese Price-Jackson	Director; Business Control Mgr	904-218-4207

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

(If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
See Exhibit 1				

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

See Exhibit 2
Last I First I Middle — Title

Last I First I Middle — Title

Last I First I Middle — Title

Last I First I Middle — Title

Last I First I Middle — Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on FormU-4?

A. ☒ Yes B. ☐ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Matthew McQueen
Name (First, Middle, Last)

Managing Director
Title

Signature — 11/11/23
Date

Form G-FIN
Bank of America, N.A.

Exhibit 1

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

(If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
1 Farrer Place, Governor Phillip Tower	Sydney (Australia)		2000	(see below)
100 Federal St	Boston	MA	02110	(see below)
110 N Wacker Dr	Chicago	IL	60606	(see below)
1100 Ave of the Americas	New York	NY	10036	(see below)
1133 Ave of the Americas	New York	NY	10036	(see below)
136 Sejongdae-Ro Jung-Gu	Seoul (Korea)		04520	(see below)
1-4-1 Nihonbashi, Chuo-Ku	Tokyo (Japan)		103-0027	(see below)
2 King Edward St	London (United Kingdom)		EC1A 1HQ	(see below)
2 Queen's Rd	Hong Kong			(see below)
201 N Tryon St	Charlotte	NC	28255	(see below)
333 S Hope St	Los Angeles	CA	90071	(see below)
401 Union St	Seattle	WA	98101	(see below)
49-51 Rue La Boetie	Paris (France)		75008	(see below)
50 Collyer Quay	Singapore		049321	(see below)
555 California St	San Francisco	CA	94104	(see below)
601 Poydras St	New Orleans	LA	70130	(see below)
620 S Tryon St	Charlotte	NC	28255	(see below)
701 Brickell Ave	Miami	FL	33131	(see below)
87/2 Wireless Rd	Bangkok (Thailand)		10330	(see below)
Av Brigadeiro Faria Lima 3400	Sao Paulo (Brazil)		04538	(see below)
Calle Marques De Villamagna, 3	Madrid (Spain)		28001	(see below)
Miguel Hidalgo, Col. Molino Del Rey, Ste 2201	Mexico City (Mexico)		11040	(see below)
No. 7 Xinyi Road, Section 5	Taipei (Taiwan)		11049	(see below)
No. 1 Jianguomenwai Ave	Beijing (China)		100004	(see below)
One Bryant Park	New York	NY	10036	(see below)
Taunusanlage 9-10	Frankfurt (Germany)		60329	(see below)
Via Alessandro Manzoni, 5	Milan (Italy)		20121	(see below)

Added/Deleted

Activities applicable to all locations listed above:

- Underwriting, trading or sales of government securities;
- Financial advisory or consultant services for issuers in connection with the issuance of government securities;
- Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described above;
- Processing and clearance activities with respect to government securities; and

- Maintenance of records involving activities described above.

Form G-FIN
Bank of America, N.A.

Exhibit 2

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the Financial Institution's government securities broker or government securities dealer activities:

Last, First, Middle	**Title**
ABU THAHIR, SHAH JAHAN	MANAGING DIRECTOR
AHMED, AMMAR	DIRECTOR
AHRLING, CHRISTIAN	MANAGING DIRECTOR
ATTIAS, MARC IIANE	MANAGING DIRECTOR
BACON, TIMOTHY	DIRECTOR
BACOW, KENNETH	MANAGING DIRECTOR
BAPTISTE, NIKOLAS	MANAGING DIRECTOR
BAREK, SCOTT	MANAGING DIRECTOR
BATTISTELLA, MATTHEW	MANAGING DIRECTOR
BIERE, ANDRE	MANAGING DIRECTOR
BIJLANI, ASHISH	MANAGING DIRECTOR
BOLGER, SIOBHAN	DIRECTOR
BROMMER, GEORGE K	MANAGING DIRECTOR
~~BROWN, ADAM G~~	~~MANAGING DIRECTOR~~
CARESMEL, ERWANN	DIRECTOR
CELLA, THEODORE	MANAGING DIRECTOR
CHAN, DAVID	DIRECTOR
CHANG, YOUNG JOO	MANAGING DIRECTOR
CHEPUCAVAGE, LAURA P	MANAGING DIRECTOR
CHONG, WEI LING	DIRECTOR
DABHOLKAR, APURVA	MANAGING DIRECTOR
DECKELMAN, AMANDA	MANAGING DIRECTOR
DEGNAN, JOSEPH B	VICE PRESIDENT
DELGADILLO, RAUL	MANAGING DIRECTOR
DEPHILLIPS, MICHAEL	MANAGING DIRECTOR
DRISCOLL, RYAN	MANAGING DIRECTOR
EL-WAHAB, KHALID	MANAGING DIRECTOR
EVANGELISTA, ANGELO	MANAGING DIRECTOR
FALLON, TIMOTHY P	MANAGING DIRECTOR
FLAMMIA, CHRISTOPHER	MANAGING DIRECTOR
GARVIE, CHRISTOPHER	MANAGING DIRECTOR
GUARDINO, JOSEPH A	MANAGING DIRECTOR
GUIDI, CRISTIANO	MANAGING DIRECTOR
GUNDECHA, TUSHAR CHAMPALAL	MANAGING DIRECTOR
GUPTA, KAVI	MANAGING DIRECTOR
HADDAOUI, YASSINE	MANAGING DIRECTOR
HANLON, DERMOT	MANAGING DIRECTOR
HARIHARAN, ROSHAN	MANAGING DIRECTOR
HERNANDEZ-ORTIZ, JOSE	MANAGING DIRECTOR
HEYMAN, DAVID	MANAGING DIRECTOR
HORVATH, DAVID	DIRECTOR
HSIEH, CHAO KUANG JACK	MANAGING DIRECTOR
INOUE, SEIYA	DIRECTOR
JESIONOWSKI, MICHAEL M	MANAGING DIRECTOR
JOHNSTON, WILLIAM	MANAGING DIRECTOR
KABBAJ, OTHMAN	MANAGING DIRECTOR
KAISHAP, PRASHANT	MANAGING DIRECTOR
KIM, JOSEPH	MANAGING DIRECTOR
KIMURA, GEN	MANAGING DIRECTOR
KOBAYASHI, TAKASHI	MANAGING DIRECTOR
KOWAR, FRANK	MANAGING DIRECTOR
LIM, KWEE TEE	MANAGING DIRECTOR
LIN, QIAOWEI	DIRECTOR
LITT, DAVID	MANAGING DIRECTOR
LIU, JIE (JEFF)	MANAGING DIRECTOR
LYONS, WILLIAM	MANAGING DIRECTOR
MANELSKI, DENIS	MANAGING DIRECTOR
MARELLI, RICHARD	DIRECTOR
MARINELLI, CHRISTOPHER	MANAGING DIRECTOR

MARTINS, NUNO FILIPE	MANAGING DIRECTOR
MCGEE, THOMAS	DIRECTOR
MCQUEEN, MATTHEW	MANAGING DIRECTOR
MINOO, RYO	DIRECTOR
MULVEY, BRENDAN J	MANAGING DIRECTOR
MURPHY, RYAN	DIRECTOR
NUNEZ, ROBERTO	MANAGING DIRECTOR
PANGILINAN, RON ANDREW	DIRECTOR
PARASHAR, APURV	MANAGING DIRECTOR
PAREKH, NEELKANTH SATISH	MANAGING DIRECTOR
PARIKH, DEVANG	MANAGING DIRECTOR
PATEL, KALPESH	DIRECTOR
POOLE, JOHN	MANAGING DIRECTOR
PUMA, FRANK	VICE PRESIDENT
RAJU, VEENA	DIRECTOR
ROTH, BRIAN A	MANAGING DIRECTOR
RUSTEMLI, ASLI	MANAGING DIRECTOR
SALERNO, BENNY	MANAGING DIRECTOR
SAMUELSON, JOSHUA	DIRECTOR
SANGEETA, SHIKHA	MANAGING DIRECTOR
SANTANNA, VINCENT	MANAGING DIRECTOR
SCHAFFER, ZACHARY	DIRECTOR
SENGUPTA, JOYDEEP	MANAGING DIRECTOR
SHOHET, AVIEL	DIRECTOR
SHYAMSUKHA, MANISH	DIRECTOR
SINGH, SNIGDHA	MANAGING DIRECTOR
SKLAR, DAVID	MANAGING DIRECTOR
SOBTI, GAGANDEEP	MANAGING DIRECTOR
STARKEY, CHRISTINA	MANAGING DIRECTOR
STOREY, BENJAMIN	MANAGING DIRECTOR
SUEN, YU-WEN FRANK	MANAGING DIRECTOR
SURACHAROENPONG, DARA	DIRECTOR
TARCZYNSKI, ARTUR	MANAGING DIRECTOR
THOMPSON, BROOKS	MANAGING DIRECTOR
TIEU, VINCENT	DIRECTOR
TOMASINO, PETER S	MANAGING DIRECTOR
TONIES, CRAIG R	MANAGING DIRECTOR
UFOMATA, RUKE	MANAGING DIRECTOR
UZAR, PIOTR	DIRECTOR
VASISHT, SHIV	MANAGING DIRECTOR
VOGT, NILS	MANAGING DIRECTOR
WACHSMANN, PIERRE JIM JACQUES	MANAGING DIRECTOR
WANG, WEI	MANAGING DIRECTOR
WEI, QILIN	DIRECTOR
WESTHOFF, MORITZ	MANAGING DIRECTOR
WHITE, JULIAN (IAN) B	MANAGING DIRECTOR
WONG HON CHAN, JOYCE LAURA	MANAGING DIRECTOR
WU, CHENCHEN	MANAGING DIRECTOR
YAN, AMY	MANAGING DIRECTOR
YEANG, SUSON (SU)	DIRECTOR
YONEYAMA, MAYA	MANAGING DIRECTOR
YU, FAN	MANAGING DIRECTOR
ZHAO, HAOBO	DIRECTOR

Added/Deleted